Offering Statement for: **Treycent, Inc**



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OFFERING STATEMENT
February 2017

This Offering Statement ("**Disclosure**") is furnished solely to prospective investors through the Jumpstart Micro, Inc Funding Portal ("**Funding Portal**"). Jumpstart Micro is registered with the SEC (Securities Exchange Commission) as a Funding Portal and a Member of FINRA (Financial Industry Regulatory Authority). The portal address is jumpstartmicro.com

This disclosure is for the sole purpose of evaluating investments in certain securities ("**Securities**") offered by Treycent, Inc ("**Issuer**"). The Securities will be issued pursuant to, and will be governed by, an agreement among the Issuer and the purchasers of the Securities. The securities being offered are Preferred Shares.

The Issuer is seeking to raise a minimum of $25,000 and maximum of $100,000 through the offer and sale of Securities on the Portal ("**Offering**") in reliance on the exemption from registration pursuant to Section 4(a)(6) ("**Exemption**") of the U.S. Securities Act of 1933 ("**Securities Act**") and the regulations defined as **Regulation Crowdfunding**.

A crowdfunding investment involves risk. An investor should not invest any funds in the Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority.

Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "**SEC**") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Prospective investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure or on the Funding Portal.

To invest in the Securities, each prospective investor will be required to (i) register for an investor account with the Portal, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the Securities and (iii) process an investment through the funding portal which goes into a bank Escrow until the minimum target investment is reached or the offering expires.

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The Issuer reserves the right to modify any of the terms of the Offering and the Securities at any time before the Offering closes. However, if any material changes are made, each Investor will be notified and is required to reconfirm their investment commitment within 5 days or the investment is cancelled. Investors are also given the right to terminate an investment within 48 hours from a notice that the target has been met.

Investors should be aware that certain information contained in this Disclosure and on the Funding Portal constitutes forward looking statements by the Issuer. These are based on assumptions by the Issuer and in many cases very difficult to project and may change based on unforeseen circumstances beyond the control or unknown to the Issuer. Investors should take caution when evaluating forward looking statements.

For all Investors and Issuers, it is required to acknowledge disclosures on the funding portal.

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Issuer Information

Name of issuer: **Treycent, Inc**
Legal status of issuer
    Entity Form: Corporation
    Jurisdiction of Incorporation/Organization: Florida
    Date of organization: May 20, 2016
Physical address: 7431 Roebelenii Court,
                                                    Sarasota FL 34241

Website address: www.treycent.com

Intermediary/Funding Portal Information

Intermediary: Jumpstart Micro, Inc
CIK Number: 0001664804
SEC File Number: 007-00008
CRD Number: NA
Funding Portal Address: jumpstartmicro.com
Compensation to Intermediary: 6% of the closing amount raised and 3% purchase
                                                    warrant at the same terms as investors with 10-
                                                    year expiration

Direct or Indirect interest by Intermediary: None

The Security Offering

Type of security offered: Common Stock, voting
Target number of securities being offered: 25,000
Price of Security: $1.00
Method of determining price: Comparisons to competition in this market and
                                                    revenue projections

Target Amount: $25,000
Oversubscription allowed: Yes
Allocation method of oversubscription: First come, first serve
Maximum amount of offering: $100,000
Deadline to reach target amount: May 15, 2017
Purpose of the offering: The Treycent Mobile App is available with 60,000
                                                    active downloads. Funds raised will be used to
                                                    increase expose for more downloads and begin to
                                                    generate revenue through marketing.
Ownership % by new Investors: The goal is to raise $25,000 for 2.4% with over-
                                                    subscription up to $100,000 11.6%

Voting rights: yes
Future annual report location: https://www.treycent.com/annualreport

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

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Jurisdictions

Jurisdictions in which the issuer intends to offer the securities: ALL US

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, MD, MA, MI, MN, MS, MO, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY

Eligibility

The Issuer certifies that all of the following statements are true for the Issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a dis-qualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

The issuer further acknowledges that they and no other predecessor has failed to comply with the on-going reporting requirements of Rule 202 of Regulation Crowdfunding.

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Overview

Take Control of your Device

Our smartphones, wearable and computers have incredible power – but there's definitely an art to harnessing it.

Treycent provides individualized virtual assistants to businesses and tools to consumers to allow them to create their own virtual assistants. For businesses, we create, enhance and extend Alexa Skills to allow their customers and employees access to product and service information through voice-enabled question answering. For consumers, we provide voice-enabled smartphone, smartwatch and web apps that allow them to easily create their own virtual assistants that can answer questions, retrieve their favorite online content, plus invoke their IFTTT Recipes and Alexa Skills. With over 60,000 Android (consumer) app installs, we're on our way to something special!

Voicing our Tech Concerns

The struggle is real – consumers in 2017 are facing tech overload. Despite all of the incredible innovations technology has spawned, it has become increasingly difficult for us to balance them all.

Information is now coming at us from all angles, and retrieving everything we need is a time-consuming and frustrating exercise involving multiple apps and websites. We believe that we have the solution for both businesses and consumers:

For Business:

- Customers struggle to access information on products and services so we provide voice-enabled question answering solutions based on Alexa Skills;
- Employees suffer from lost productivity due to manual searching, often repeatedly for the same content, and having to navigate multiple apps and websites, often from small form factor devices like smartphones so we provide voice-enabled information retrieval;
- Teams struggle to share knowledge efficiently, with emailing documents amongst each other still the most common (yet lacking) solution so we provide the ability to share common questions and answers within a team or organization.

For Consumers:

- With tons of photos and videos, it's hard to easily retrieve them without scrolling through hundreds of items. We make it easy retrieve photos, videos and other personal content using simple voice commands;
- Retrieving documents and notes is too difficult and time consuming. With our apps users can retrieve note like their grocery list or to-do list by just saying "grocery list" or "show me my to do list";
- Controlling devices and apps requires interacting with multiple tools. Users can invoke their favorite Alexa Skills and personal IFTTT Recipes to control their smarthome devices and apps from one place using simple voice commands of their own choosing;
- Accessing frequently used web pages is a multi-step process that often involves searching. Our technology allows users to access any web page by voice including social media sites, YouTube videos, internal company sites such as SharePoint, etc. Any URL can be linked to any voice command a user chooses.

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There is has to be a better way for businesses and consumers to navigate the digital sea. We believe that part of the answer lies in voice technology. Voice interfaces have the ability to simplify the use of our ever more complex, and time consuming, technologies, and the world's tech leaders have picked up on this: Siri, Amazon Echo/Alexa, Google Assistant/Home and Cortana. However, these technologies are generally highly dependent on the service they're attached to, offer little cross-functionality to various apps and web services, and rely solely on public data sources without access to personal content. Despite their great potential, voice interfaces have little connectivity to our business or personal content and, as a result, are of limited value. Treycent voice commands, on the other hand, work with any content that can be accessed by URL allowing you to, for example, retrieve work-related OneDrive documents and personal Google Docs documents all from the same app using simple voice commands that make sense to you.

Command your Device

We believe it's easier to simply ask for what you want rather than spending all your time searching for it. Our technology integrates with Amazon's Alexa voice services. First we create a business's Alexa Skill to allow their customers and employees to access service or product information by voice from Echo devices. Then we enhance the Skill by allowing access from additional devices such as smartphones, smartwatches and computers. Finally, we extend the Skill by providing accompanying visual content such as product pages to encourage customers to "learn more" or "buy now" (this is a supplement to Alexa's spoken response).

Our technology allows consumers to "tag" their most frequently accessed content with custom voice commands that can be used from any device. Content includes personal photos, videos, documents, notes, frequently used web pages, and more. In addition, a user can invoke their personal IFTTT Recipes and favorite Alexa Skills all from one app!

Let's Talk Treycent

Our smartphones, smartwatches, and computers have never been more powerful thanks to Treycent. They can all be instantly transformed, simply by loading our app and speaking right into the device.

Users can create their own custom voice commands using phrases like "favorite lunch photos" (to retrieve photos) or "show me my grocery list" (to retrieve notes). And, with our IFTTT integration, users can trigger multiple recipes with a single voice command. For example, let's say you get home from a long day's work and are ready to chill and you want these 4 things to happen:



Turn on the lights   Turn on stereo   Set the AC to 72 degrees   Text your spouse

All of these can be accomplished individually with custom IFFFT recipes - but with Treycent, you can link all of these separate, manual commands into one **single** voice command that triggers everything (i.e. "home mode" or "chill mode" or whatever phrase you like).

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You've never had power like this before!

Users of any device type will quickly realize how Treycent grows on them as they become more familiar with it. As it seamlessly accesses content from any repository with simple spoken questions or phrases. Here are features and benefits:

Photo/Video retrieval - Searching through hundreds of photos to find one particular photo can be frustrating and time consuming. Treycent lets you instantly access and load your favorite photos and videos by voice command.

Quick web access - Load frequently used web pages by voice command. Access your favorite websites with a simple voice command including YouTube or SoundCloud playlists, or your favorite news sites, even company websites - any URL will work!

Alexa compatibility - Users can ask questions to Amazon's Alexa virtual assistant and invoke their favorite Alexa Skills from their smartphone, smartwatch or computer.

Business benefits - Treycent provides businesses with APIs, apps, and services to support information retrieval by voice command including the creation of Alexa Skills or IFTTT Recipes.

We're Making Things Happen

There's no rest for the weary in the race for technological innovation, and we aren't sitting back here at Treycent. We've been hard at work since the day we opened our doors - evolving what started as an R&D initiative into a publicly-available app. Here are some of the achievements we're most proud of that have gotten us to this point:



We're available. Our smartphone and smartwatch apps are published, and are currently being distributed through the Google Play Store and Apple App Store.



And, we're moving the needle. Since introducing ourselves to the app market, we've accumulated approximately 60,000 downloads from Android alone despite very minimal marketing efforts.



Steady user growth continues. We're gaining 30-70 new users per day between all of our available apps.



We're continuing to produce. Technological development has continued as we add on to our base Android and Apple apps. We've also developed a Chrome web app that accepts voice commands in the same manner.

Meet our Voice Commander

The Treycent concept originates from a common scenario that the world's device users deal with on a daily basis - finding one photo out of hundreds then trying to find it again. He found the task painful. Donald - a seasoned software engineer who's held roles with Microsoft, Expedia, and MITRE - decided to take matters into his own hands. He summoned his vast expertise and began the search for a better solution, a few months later, the Treycent website was born. Since then, he's grown Treycent into the fully-functional solution available today, serving as our ideator, developer, and marketer. He currently stands as our sole employee.

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Summary

Treycent is a voice command platform that allows the everyday consumer and business teams to gain better control over their mobile devices.

We bring value to consumers in the form of, currently available, Android and iOS smartphone and smartwatch apps. Users can use our apps to create custom voice commands to access their private content and accomplish tasks such as retrieving a photo or grocery list or turning on the lights at home. In order to effectively reach both consumers, we are seeking a $25,000 capital investment to initiate marketing.

3 Key Traction Points:

- Available on the Google Play Store and Apple App Store;
- 60,000 Android downloads;
- Gaining 30-70 new users per day.
-

Target Customer: Smartphone, smartwatch, and computer users; B2B

Market Size: $50.9 billion global mobile app market

Use of Funds: $25,000 for online marketing and B2B sales efforts

Investment Opportunity

Go no further than our competing solutions to catch a glimpse of how potentially lucrative the Treycent opportunity is. Similar companies to ours were sold to the Googles, Apples, Amazons, Samsungs of the world for amounts ranging between $30 million and $200 million.

Siri, Viv, and Ivona are just a few examples of startups that cashed out big - and all of them started out with technologies that look very close to ours. The underlying tech market is growing:

- The number of smartphone users worldwide exceeds 2 billion, according to figures from eMarketer.
- Data from a Pew Research Center survey found that 92% of smartphone users use their phones to take photos.
- A 2016 report from IDC forecasts worldwide shipments of wearables (mainly smartwatches) will surpass 200 million in 2019.
- In 2016 Statista reported that the number of households with smarthome devices is expected to exceed 80 million by 2021.

And Voice First tech especially:

- Amazon has more than 1,000 people working on Amazon Echo and Alexa.
- Amazon's Echo Dot was the top selling item on Thanksgiving, Black Friday, and Cyber Monday 2016.
- Google Home, a competing product to Echo, sold out at 60% of Target stores during the 2016 holiday season.
- Apple is releasing AirPod, their first stand-alone Voice First device.
- By 2017 there may be a few 100 million Voice First devices.

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- IFTTT users have created 40 million "recipes" to date (which can be trigger by Treycent voice commands to control devices and apps).

Here are just a few more reasons why we firmly believe investors should strongly consider a Treycent partnership:

Bargain priced - This round represents the best opportunity for investors to gain a significant share of Treycent for a low contribution.

No user barriers - Practically all users of the 2 billion-plus smartphones in the world can benefit from Treycent in some way. Photos, which is just one kind of content, are taken by 92% of smartphone users. There's a virtually endless ceiling on the number of users we can acquire.


2 BILLION-PLUS
SMARTPHONES USERS
in the world can benefit from Treycent

Limited early risk - Customer acquisition risk, a common threat to startup success, is virtually nonexistent with Treycent. We've already accumulated over 60,000 Android users without any real marketing efforts.


50,000 ANDROID USERS
accumulated without any real marketing efforts

Exit-focused - The acquisition market for voice technology companies is red hot - and becoming a part of it is our ultimate goal for shareholders. When the time is ideal, we will pursue acquisition by one of the tech giants already using voice recognition technology by selling both the solution and a per-user premium.

We've all got a Voice

Fingers are tapping, apps are being fired up, and eyes continue to be glued to screens in every corner of the globe. By the end of 2016, industry leaders are projecting there to be 21.6 billion smartphones in circulations around the world.

Consumers have an ever-increasing amount of content at their disposal but need a more efficient way to access it. Treycent helps them do just that. Capturing just a small piece of the $50.9 billion global mobile app market would be incredibly lucrative for our company and our shareholders.

We're taking a dual-pronged approach with the everyday consumer being our primary target market. Our consumer users are generally busy young professionals who are already tech-savvy and heavy device/app users. They access lots of content both on device storage and the cloud, and use Treycent for the following things most often:

- Retrieve personal photos and videos when hanging with friends and family;
- Retrieve notes and documents to make their daily lives easier;
- Play their favorite audio and video playlists via YouTube, SoundCloud, etc;
- Control their devices and apps with voice commands linked to IFTTT recipes;

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- Invoke their favorite Alexa Skills and ask general questions.

After focusing our initial marketing efforts on the B2C side and gaining a critical user base there, we'll shift some of our focus to the B2B sector. Specifically, we will hone in on large to mid-sized firms that have already developed an Alexa Skill or are looking to create one. With an Alexa Skill integrated with Treycent they will be able to:

- Allow customers to access product information by voice from any device;
- Help improve productivity by providing employees with easier access to existing content.

The Revenue Model

With apps of this nature, it's key to be careful not to monetize too early before a critical mass of users is reached. Once we reach 100,000 consumer users, we will move forward with the B2B model:

B2C - With download and usage of Treycent apps being 100% free for consumers, we'll lean on in-app digital ad sales as our sole revenue driver on this end. The broad number of things that can be accomplished with our solution opens the door for a huge variety of potential advertisers and sponsors. Advertising deals will be negotiated on a case-by-case basis.

B2B - At the same time, we'll also jumpstart B2B revenue generation - which has the potential to be lucrative for our company. We will sell custom Alexa Skills linked to our apps into a variety of business sectors to provide voice access to the businesses' products and services. We will charge a monthly recurring SaaS fee of $400 per month.

For example: A Supplement Company (such as Vitamin Shoppe)

If Vitamin Shoppe is utilizing the Treycent offering, they would be able to offer their customers access to Vitamin Shoppe information and products through the use of simple spoken questions via a custom "supplement advisor" Alexa Skill. For example, a Vitamin Shoppe customer could say "ask the supplement advisor what supplements are best for adrenal fatigue". Alexa would answer verbally (via the Skill) and a related webpage would be displayed as well resulting in an excellent customer experience. Armed with this level of insight, the customer would make a more intelligent product decision, which leads to greater ROI and a greater lifetime value of the customer.

Competing Voice Based Systems

We aren't the only ones making our voices heard in the world of mobile innovation. We receive indirect competition from some of the biggest names on the tech landscape as they attempt to get out in front of the market with solutions of their own. The top three rivals we're up against:

 Siri - Developed a cult following by providing spoken answers to spoken questions

Market Position: Leader largely because of widespread popularity

Annual Revenue: Apple had 2015 revenues of $233.7 billion

Key Strength: Incorporation with Apple iOS and resulting popularity; highly intuitive

Key Weakness: Not a prominent feature and doesn't actually get used very often; no ability to create custom commands. No integration with IFTTT for device control. No support for retrieving private data like

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your documents, notes, videos or photos unless they are hosted by one of their services (vendor lock-in). Not able to retrieve answers to spoken questions from private data sources (like those inside of corporate firewalls or behind password protection). No way to integrate products and services of your business into the search results without Apple's "blessing" and since there is typically only one correct answer to a question there is a very limited supply of voice search result positions.

 ## Google Now - Android-specific service that draws from the massive Google public domain

Market Position: Behind Siri, but catching up ground thanks to Android's user total advantage

Annual Revenue: Google had 2015 revenues of $74.54 billion

Key Strength: Incorporated with Android phones; access to Google's massive database

Key Weakness: Haven't yet aligned consumer behavior to rely on Google Now; lacks branding elements like Siri has. No support for retrieving private data like your documents, notes, videos or photos unless they are hosted by one of their services (vendor lock-in). No way to use slang or code words. S - spoken commands must be very literal. What if I want to be a little playful? What if I do not want people in earshot to know what I'm doing up to? Not able to retrieve answers to spoken questions from private data sources (like those inside of corporate firewalls or behind password protection). No way to integrate products and services of your business into the search results without Google's "blessing" and since there is typically only one correct answer to a question there is a very limited supply of voice search result positions.

 ## Amazon Echo - Voice iteration platform used by people who buy Amazon-specific products

Market Position: Clearly behind the other two, but also growing

Annual Revenue: Amazon had 2015 revenues of $107 billion

Key Strength: Large brand recognition and strong marketing; also allow access to private domain information sources via 3rd party developers

Key Weakness: Available on a limited number of devices; no ability to create custom commands.

No smartphone or smartwatch support. No support for retrieving visual data like documents, notes, videos or photos. Not able to retrieve answers to spoken questions from private datasources (like those inside of corporate firewalls or behind password protection). Third-party support is very limited and not frequently used by consumers (too complex and confusing).

The Treycent Different

Sure, the names we're up against are nothing to thumb your nose at. In addition to being some of the most recognizable brands in the world, they also hold a first to market advantage and now come standard on most associated devices. But the reality is that their technologies are still limited, and that none of them really stands as a solution that users can't live without. At Treycent, we're taking the voice command world by storm and have our sights set on market leadership thanks to a set of key differentiating factors. Here are the three that stand out most:

We let you customize, so you can get what you need.

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Outside of Amazon Echo, the other competing solutions only retrieve content that's readily available in public domain. Treycent lets users retrieve private content that their devices and numerous apps hold using custom-made voice commands. This means that, from a single app, users can retrieve documents from OneDrive or Google Drive, videos from YouTube or Vimeo, control their smarthome devices using IFTTT or Zapier, etc.

Future Development Plan

Continued technological development is the central to our growth and we'll look to accomplish the following:

 **Improved Apple apps -** The next major update to our iPhone, Apple Watch and web apps will include the addition of Alexa support.

 **Website improvements -** We will transition the Treycent website from an introductory, "beta"-like site into a fully functional and informative web platform.

 **Other verticals -** We will continue to be on the lookout for narrower industry verticals that could benefit, in the grand scheme, from a solution like ours. We can tweak our technology in order to specifically suit these industries - opening up a significant additional revenue stream for us.

Capital Raise Details

Mr. McSwain has operated Treycent on a shoestring budget to date - spending minimally on marketing and unnecessary luxuries while still netting over 60,000 downloads. Now, with exponential growth on the horizon, the time to seek outside assistance has arrived. For this round, we're seeking a total capital infusion of $25,000 in exchange for company equity. These funds will be the key factor in pushing Treycent towards mass market availability. Already showing the ability to grow by 30-70 users per day, these funds will give us the flexibility we need in terms of marketing to help us our way towards 100,000 users on the Google Play Store by the middle of 2018. Looking further ahead, it will allow us to secure one major client to implement Alexa Skills and linked Treycent voice commands which will help us validate the B2B market.

Management Team and Officers

Donald McSwain is the Founder and CEO of Treycent. Donald was a Software Engineer at Microsoft and worked on internet applications for 2 years and was a Software Engineer with Expedia for 4 years where he worked on internet travel applications. He was also a Systems Engineer with MITRE for 3 years where he worked on C3IS applications to aid in the military defense of South Korea.

Mr. McSwain is an innovative software engineer offering experience in the full software development lifecycle from concept through delivery of next-generation applications and customized solutions. Expert in advanced development methodologies, tools and processes contributing to the design and rollout of cutting-edge software applications. Known for excellent troubleshooting skills and able to analyze code and engineering. His education includes a Bachelor of Science in Computer Sciences, January 1984, Chaminade University of Honolulu, Honolulu, HI

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Advisor

Marc Tarpenning is an advisor to the Company and works with the CEO on strategy.

Mr. Tarpenning was co-founded Tesla Motors in Palo Alto, CA to build electrical cars, and in 2006 introduced the Tesla Roadster, the first production automobile to use lithium-ion battery cells. Mr. Tarpenning was VP in charge of the electrical engineering group and was CFO for several years. Mr. Tarpenning left the company in 2008.

Directors

Donald McSwain is currently the only board of director for Treycent. Please see his bio in the Management section. In the near future the board will be expanded to three people.

Name:	Donald McSwain
Date of board service:	May 2016
Principal Occupation:	Software Engineer
Board Positions held and dates:	CEO, Treasurer and Secretary
Business experience (min 3 years) with employer, dates, titles and responsibilities.	See management team for details

Offering

We are offering investors the opportunity to purchase 25,000 voting, common shares of Treycent, Inc (the "Shares") at $1.00 per share. The target investment amount is $25,000, or one percent (2.4%) of the total shares outstanding. Over-subscription of this offering can reach $100,000, which collectively would represent a ten percent (4.7%) ownership interest in Treycent, Inc. Our valuation is based on comparisons to other companies in this market. Successful subscription to this offering will allow us to quickly expand out marketing to increase our downloads from 60,000 and to continue technology development as a consumer and business application. We anticipate seeing revenue from advertisers in 2017 and growth towards a future acquisition of the business and technology in the coming years. Investors will benefit from the future sale of the business and if possible, the company will distribute excess profits which is at the discretion of the management team and board of directors.

Purpose of the Offering
The proceeds of this offering are being used to increase marketing and continue advanced technology development.

Use of proceeds for minimum and maximum offering
The proceeds from this investment will be used to build MBFLL's site and offerings. Below is a breakdown:

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$25,000	$100,000
Less: Offering Expenses		
(A) Jumpstart Micro - 6%	$ 1,500	$ 6,000
(B) Marketing of Offering	$ 0	$ 4,000
(C)	$	$
Net Proceeds	$23,500	$ 90,000

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Use of Net Proceeds		
(A) Working Capital	$ 8,500	$20,000
(B) Marketing	$15,000	$40,000
(C) R & D	$	$30,000
Total Use of Net Proceeds	$23,500	$100,000

Before making any investment, the investor should review all documents and disclosures, including links to other investor disclosures, as provided by Jumpstart Micro. Once ready to invest, the investor should select Invest Now on the Company's listing page, and provide their information to make an investment. Upon receipt of the investor's information, Jumpstart Micro will send a confirmation email to the Investor, including a PDF of the transaction and notification of their right to cancel their investment commitment at any time up to 48 hours before the close of the offering. Upon the closing date of the offering, if the investment commitments have reached the stated minimum offering target, the investment is processed.

Within 30 days from the receipt of funds by Treycent, Inc, the Company will deliver a security certificate to the Investor that will be prepared and delivered by the Company Attorney.

An investor may cancel an investment commitment as follows:

- Investors may cancel an investment commitment for any reason until 48 hours prior to the stated Offering Deadline.

- Jumpstart Micro will notify investors when the target offering amount has been met.

- If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

- If an investor does not reconfirm his or her investment commitment within 5 days after a material change is made by an Issuer and investor is notified, the investor's investment commitment will be cancelled and the committed funds will be returned.

Ownership and Capital Structure

Terms of the offering

Terms of the securities being offered:	Common Stock
Voting Rights:	Yes
Limitations on voting or other rights:	None – same as existing shares
How may the terms of the securities being offered be modified?	The term of the Common voting stock issued in the Offering cannot be modified.

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Restrictions on Transfer of the Securities Being Offered

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent.

Existing Securities

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights	Notes if other rights
Preferred Stock (list classes)					
Preferred A-1	0	0	No	Yes	
Preferred A-2	0	0	No	Yes	
Preferred A-3	0	0	No	Yes	
Common Stock:					
Common A-1	1,200,000	1,000,000	Yes	Yes	
Common A-2			No	No	
Debt Security:			No	No	
Other:					

Class of Security	Securities reserved for issuance upon exercise or conversion
Warrants:	0
Options:	0
Other Rights:	
Total Fully Diluted Shares:	**0**

Principal Security Holders

Below is a description of the current security holders of the Issuer with 20% or greater ownership.

Name of Holder	Class of Security	Number of Securities Held	% of voting power prior to the Offering
Donald McSwain	Common A-1 Voting	1,000,000	100%

How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities identified above? **There is only one class of stock in the company which is common and each share has 1 voting right. The new shareholders will have a minority interest in the Company. Additional common or preferred stock may be issued and dilute all existing shareholders.**

Jumpstart Micro™

Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? **No, the common stock is voting and the current issued common stock is also voting stock. However, the new shareholders will represent a minority interest in the Company.**

How could the exercise rights held by the principal shareholders identified above effect the purchasers of the securities being offered? **The founder holds a majority of the shares and voting rights which provides the ability to take actions on behalf of all shareholders. This includes management decisions, debt instruments, declaring a dividend and the future sale or closing of the business. The shareholders from this offering will have a minority interest.**

How are the securities being offered valued**? Valuation has been determined by comparisons to companies in this market, and based on future revenue projections using a discounted cash flow method.**

What are the risks to purchasers of the securities relating to minority ownership in the issuer? **The founder will have a majority of the shares and voting rights after the offering is completed. This provides them the ability to make management decisions which are in the best interest of the company and shareholders.**

What are the risks to purchaser associated to corporate actions: (including additional issuance of securities, issuer repurchase of securities, a sale of the issuer or assets of the issuer, or transactions with related parties? **Should the company need additional capital this may come in the form of Debt which would be senior to all equity positions in the company. If a new equity offering is made, the company will issue more shares which may dilute the value of existing shares. It's possible, depending on the circumstances, that the new equity could have provisions more favorable than the existing class. At the current time none of these future financings are contemplated by management.**

Jumpstart Micro™

Current Debts

Creditors	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
none				

AFFILIATED PARTY TRANSACTIONS

Other than as disclosed below, the Issuer or any entities controlled by or under common control with the issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12 month period, including the amount the issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

      (1) any director or officer of the Issuer;
      (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;
      (3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or
      (4) any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
None			$

LEGAL PROCEEDINGS

The Issuer is not aware of any material legal proceeding in which the Issuer, any of its affiliates, or any of its property is currently a party or subject to legal proceedings.

Risk Factors

Below is a discussion of the specific risk factors associated with an investment in the Issuers securities. Additional, more general risks factors are part of the Jumpstart Micro disclosure on the Funding Portal.

A crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Key Personnel:

The Company (*and ultimately the Business*) operations and viability will be highly dependent on the efforts of certain existing key personnel of the Company. If the Company were to lose the services of such existing key personnel, or any of them for whatever reason, and it was unable to locate suitable replacements the Company's (*and ultimately the Business*) operations and profitability may be materially adversely affected and you may recognize a loss of all or a part of your investment in the Shares.

Jumpstart Micro™

Additional Capital:

The Company expects that the amount of the Initial Operating Costs will be sufficient to establish the Business and to fund the Company's initial operation. However, the amount of the Initial Operating Costs, while made in good faith, is only an estimate and the Company may be required to raise additional capital in the future to develop its Business as intended. To the extent additional capital is required, there can be no guaranty that such capital will be available on acceptable terms, if at all. If the Company needs additional capital and it is unable to obtain such capital from non-equity sources, it may be forced to sell additional shares of stock (*including, possibly, additional Shares*), which would dilute the ownership of the then current shareholders and/or adversely affect their percentage participation in any future dividends payable by the Company. To the extent necessary capital cannot be obtained by the Company through any method, it could have a material adverse effect on the Company's (*and ultimately the Business'*) operations and profitability and you may recognize a loss of your investment in the Shares.

Uncertainty of Exit Plans:

While management intends to seek opportunities for the Company to be acquired by another business, there is no planned or expected exit strategy with respect to the sale (*or other transfer or divestment of*) of any of the shares that are the subject of this offering. . As a result, you will be expected to hold your Shares for an indefinite period of time.

Liability of Management:

The Bylaws provide that it may indemnify the members of the Board and its Officers, employees and agents (*and former directors, Officers, employees and agents*). Consequently, the ability of a plaintiff to impose liability on such persons may be impaired in whole or in part. In the opinion of the SEC, however, indemnification for liabilities arising under the 1933 Act is against public policy and, therefore, ineffective.

Intellectual Property:

The success of the Company will depend, in material part, on the proprietary nature of its technology. As a standard practice, the Company intends to obtain such legal protections as the Board deems appropriate to protect its intellectual property. Nevertheless, there is no guaranty that the Company's intellectual property will not be infringed upon (*in whole or in part*) by third-parties. To the extent the proprietary nature of the Company's intellectual property is materially compromised, the Company's (*and ultimately the Business'*) operations and profitability may be materially adversely affected and you may recognize a loss of your investment in the Shares.

Market Risks:

Unknown Future Competition:

The Company believes that its technology is differentiated and exists in a desirable product class. However, future competition is unknown, Given potential future competition in the subject market, there is no guaranty that the proposed Business will be successful in the long run.

Uncertainty Due to Securities Market and National Economy:

   Over the last several years, the national economy has been volatile due to high unemployment, exceedingly high national debt and deficits, and an unpredictable stock market. Due to the foregoing volatility, as well as the inherent uncertainty involved with the securities market and the economy as a whole, there can be no accurate predictions concerning the return to you on your investment in the Shares.

Investment Risks:

Possible Loss of Entire Investment:

Jumpstart Micro™

An investment in the Shares involves a high degree of risk and there is no guaranty that the Company will be profitable. As a result, you may suffer a substantial (or even a complete) loss of your investment in the Shares. **ACCORDINGLY, YOU SHOULD NOT PURCHASE SHARES IF YOU CANNOT AFFORD THE LOSS OF YOUR ENTIRE INVESTMENT.**

Limited Voting Rights and Control:

The holders of the Shares will have very limited voting rights and, accordingly, will have little to no effective control over, or direct input into, the management or decisions of the Company.

Illiquid Investment; Long-term Nature of Investment:

The Company has not registered, is not under any obligation to register, and does not intend to register the Shares with any regulatory authorities at any time in the future. As a result, the Shares are, and will be, extremely illiquid which materially impairs the ability of holders of the Shares to easily dispose of their Shares should the need arise. Further, there currently is no market for the Company's Shares and it is highly unlikely that any such market will develop in the near future. Although it may be possible, after a period of time, under certain limited circumstances and subject to the terms of the Shareholder Agreement, to dispose of the Shares, you should not expect a market for the Shares will exist at any time in the future. Accordingly, due to the restrictions on transferability of, and the lack of any market for, the Shares an investment in the Shares is long-term and you will probably will not be able to liquidate your investment in the Shares in the event of an emergency or for any other reason (*at least not in a timely manner and/or without a substantial loss of your investment*).

ACCORDINGLY, YOU SHOULD <u>NOT</u> INVEST IN THE SHARES UNLESS YOU: (a) HAVE NO NEED FOR LIQUIDITY WITH RESPECT TO YOUR INVESTMENT IN THE SHARES; (b) HAVE NO INTENTION TO RESELL THE SHARES; AND (c) HAS THE ABILITY TO HOLD YOUR INVESTMENT INDEFINITELY.

Arbitrary Determination of Offering Price:

   The Offering Price of the Shares has been arbitrarily established by the Company based upon its present and anticipated financing needs with respect to the Business and bears no material relationship to the Company's present financial condition, assets, book value, projected earnings, or any other generally accepted valuation criteria.

Other Risks:

The foregoing is a summary of certain risks associated with the Company and its business **AND IS NOT INTENDED TO BE COMPLETE.**

Jumpstart Micro™

CURRENT, HISTORICAL AND PRO FORMA FINANCIAL STATEMENT

To illustrate the potential of the Issuer, the management team has prepared this set of financial which include historical, current and projections. The projections are based on reasonable performance estimates by the Issuer which are outlined in the business plan. They also assume a successful completion of this offering. The financials are based on benchmarks against other companies in this industry and believe to be achievable by the management team based on current market conditions. Please see risk disclosure section to understand the potential changes which would affect projections.

Treycent, Inc was formed in May 2016.

	Historical Financials		Pro Forma Financials		
Fiscal Year:	2015	2016	2017	2018	2019
Expected # of Employees:	0	1	2	3	4
Balance Sheet Highlights					
Total Assets:	$0	$50,285	$56,085	$67,005	$121,995
Cash and Cash Equivalents:	$0	$ 285	$6,085	$17,005	$ 71,995
Accounts Receivable:	$0	$0	$0	$0	$0
Short-term Debt:	$0	$0	$0	$0	$0
Long Term Debt: *	$0	$0	$0	$0	$0
Income Statement Highlights:					
Revenue/Sales: **	$0	$0	$7,200	$43,200	$115,200
Cost of Goods/services Sold:			$26,400	$26,400	$ 30,600
Taxes Paid:			$0	$ 5,880	$ 29,610
Net Income:	$0	$0	($19,200)	$10,920	$ 54,990
Cash Flow Highlights					
Beginning Cash:	$0	$0	$285	$6,085	$17,005
Ending Cash:	$0	$ 285	$6,085	$17,005	$71,995
Basis: (Cash or Accrual)	Accrual	Accrual	Accrual	Accrual	Accrual

2015 Notes:	The company was not formed, but Donald McSwain was developing the mobile App and marketing it using his own time and funds.
2016 Notes:	Company was formed in May 2016, buy has been in operations for some time. The founder has invested considerable "sweat equity" into the business and believes the value of the Asset created is worth $50,000 which is a fraction of the time spend on the project
2017 Notes:	Projections for 2017 assume the completion of the capital raise and investment in marketing to increase downloads to a level where advertising revenue can be generated.
2018 Notes:	Company anticipates consistent growth in downloads and revenue
2019 Notes:	Company anticipates rapidly expanding growth and more technology features available
*Long Term Debt:	There are no debts in the company and no overhead. The owner does not take a salary.
**Revenue/Sales:	Future revenues will be generated through advertisers. This is a standard model for Mobile Applications. Licensing revenue is also predicted.

Jumpstart Micro™

Financial Summary

The Company believes that the momentum exists in the business with 60,000 current downloads and a daily increase of more than 60. The App is also shifting towards business uses which will increase demand and the management believes there will be enough demand to begin generating revenue from advertisers in 2017 and a possibility of licensing revenue. These advances will increase the overall value of the business for a future acquisition.

Operating History

The Company was formed in May 2016 and has a limited operating history.

Financial Statements

Attached as Appendix B is the company's current financial statements.

Ongoing Reporting

The Issuer will file a report electronically with the SEC annually and post the report on its website, no later than: June 30 of the following year, 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at:
millionairebracketfantasyfootball.com/annualreport

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer

than 300 holders of record and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4) the Issuer or another party repurchases all of the securities issued in reliance on 4(a)(6) Exemption, including any payment in full of Securities and any other debt securities or any complete redemption of redeemable securities; or

(5) the issuer liquidates or dissolves its business in accordance with state law

Jumpstart Micro™

Appendix A – 503 Eligibility

ELIGIBILITY UNDER RULE 503 OF REGULATION CROWDFUNDING

With respect to the Issuer, any predecessor of the Issuer, any affiliated issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, any promoter connected with the Issuer in any capacity at the time of the Offering, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of investors in connection with the sale of Securities, or any general partner, director, officer or managing member of any such solicitor:

(1) None of any such person has been convicted, within 10 years (or five years, in the case of Issuers, their predecessors and affiliated issuers) before the filing of this Disclosure, of any felony or misdemeanor:

    (i) in connection with the purchase or sale of any security;

    (ii) involving the making of any false filing with the SEC; or

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this Disclosure, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i) in connection with the purchase or sale of any security;

    (ii) involving the making of any false filing with the SEC; or

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i) at the time of the filing of this Disclosure bars the person from:

        (A) association with an entity regulated by such commission, authority, agency or officer;

        (B) engaging in the business of securities, insurance or banking; or

        (C) engaging in savings association or credit union activities; or

    (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10dyear period ending on the date of the filing of this Disclosure.

(4) None of any such person has been subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Disclosure:

    (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer,

    investment adviser or funding portal;

    (ii) places limitations on the activities, functions or operations of such person; or

    (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

(5) None of any such person has been subject to any order of the SEC entered within five years before the filing of this Disclosure that, at the time of the filing of this Disclosure, orders the person to cease and desist from committing or causing a violation or future violation of:

    (i) any scienter-based antifraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or

    (ii) Section 5 of the Securities Act.

(6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct

Jumpstart Micro™

inconsistent with just and equitable principles of trade.

(7) None of any such person filed (as a registrant or Issuer), and none of any such person was or was named as an underwriter in, any registration statement or Regulation A Disclosure filed with the SEC that, within five years before the filing of this Disclosure, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, and none of any such person, at the time of such filing, has been the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

(8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, and none of any such person, at the time of filing of this Disclosure, has been subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Jumpstart Micro™

Appendix B – Financial Statements

FINANCIAL STATEMENTS CERTIFED BY THE PRESIDENT ON THE NEXT PAGES

Jumpstart Micro™



treycent

Donald McSwain as the President and founder of Treycent, Inc, on this day of January 16, 2017, certify that:

The financial statements of Treycent, Inc, included in this Form are true and complete in all material respects; and tax returns for 2016 will be been filed and reflect the same information.

The Company was formed on May 20, 2016 and has a limited operating history.

Signed;



Donald McSwain, President

Treycent, Inc.

RUTH BUCHMAN
Notary Public - State of Florida
Commission # GG 029856
My Comm. Expires Sep 13, 2020
Bonded through National Notary Assn.

X Ruth Buchman X 1/24/2017

Treycent, Inc
Balance Sheet
as of December 31, 2016

	As of:	December 31, 2015	December 31, 2016
ASSETS			
Current Assets		0.00	285.00
Bank Accounts		0.00	0.00
Total Bank Accounts	$	**0.00** $	**285.00**
Other current assets			
Intangible Asset - Intellectual		0.00	50,000.00
Total Other current assets	$	**0.00** $	**50,000.00**
Total Current Assets	$	**0.00** $	**50,285.00**
TOTAL ASSETS	$	**0.00** $	**50,285.00**
LIABILITIES AND EQUITY			
Liabilities			
Total Liabilities			
Equity			
Opening Balance Equity		0.00	0.00
Contributions- IP Asset		0.00	50,285.00
Retained Earnings		0.00	0.00
Net Income		0.00	0.00
Total Equity	$	**0.00** $	**50,285.00**
TOTAL LIABILITIES AND EQUITY	$	**0.00** $	**50,285.00**

Notes: Treycent was not incorporated until May 2016

Treycent, Inc
Profit and Loss
as of December 31, 2016

	FY 2015		Q1 2016	
	December 31, 2015		December 31, 2016	
Income				
Total Income				
Cost of Goods Sold				
Cost of Service - COS		0.00		0.00
Service Infrastructure Costs		0.00		0.00
Total Cost of Service - COS	$	0.00	$	0.00
Total Cost of Goods Sold	$	0.00	$	0.00
Gross Profit	$	0.00	$	0.00
Expenses				
Advertising		0.00		0.00
Bank Charges		0.00		0.00
Legal & Professional Fees		0.00		0.00
Meals and Entertainment		0.00		0.00
Office Expenses		0.00		0.00
Travel		0.00		0.00
Uncategorized Expense		0.00		0.00
Total Expenses	$	0.00	$	0.00
Net Operating Income	$	0.00	$	0.00
Net Income	$	0.00	$	0.00

Notes: Treycent was not incorporated until May 2016

Treycent, Inc
Statement of Cash Flows
as of December 31, 2016

As of:	December 31, 2015	December 31, 2016
OPERATING ACTIVITIES		
Net Income	0.00	0.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00	0.00
Net cash provided by operating activities	**$ 0.00**	**$ 0.00**
FINANCING ACTIVITIES		
Contributions	0.00	0.00
Net cash provided by financing activities	**$ 0.00**	**$ 0.00**
Net cash increase for period	**$ 0.00**	**$ 0.00**
Cash at beginning of period	0.00	0.00
Cash at end of period	**$ 0.00**	**$ 0.00**

Notes: Treycent was not incorporated until May 2016